

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 5, 2018

Anthony Hernandez
Chief Executive Officer
Oi2Go Media Technologies, Inc.
7343 W. Sand Lake Road, Unit 311
Orlando, FL 32819

Re: Oi2Go Media Technologies, Inc.
     Amendment No. 2 to Offering Statement on Form 1-A
     Filed May 21, 2018
     File No. 024-10808

Dear Mr. Hernandez:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 17, 2018 letter.

Form 1-A/A

Part II and III
Audited Financial Statement, page F-1

1.   Please revise to provide audited statements of comprehensive, cash flows, and changes in stockholders' equity in accordance with Part F/S (c)(1) and (b)(4) of Form 1-A. In a related matter, an updated consent should be provided with your next amendment.

       You may contact Heather Clark at (202) 551-3624 or Melissa Raminpour, Accounting Branch Chief, at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or Susan Block at (202) 551-3210 with any other questions.

                                      Division of Corporation Finance
                                      Office of Transportation and Leisure

cc: Jillian Sidoti